

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 17, 2012

<u>Via E-Mail</u>
Mr. Leonard Borow
President and Chief Executive Officer
Aeroflex Holding Corp
25 South Service Road
Plainview, New York 11803

      Re: Aeroflex Holding Corp
               Form 10-K for the Year Ended June 30, 2011
               Filed August 31, 2011
               File No. 001-34974

Dear Mr. Borow:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                               Sincerely,

                                             /s/Brian Cascio

                                             Brian Cascio
                                             Accounting Branch Chief